UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

IOMAI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46202P 10 3

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons MedImmune, Inc. (EIN No. 52-1555759)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,013,465†

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,013,465†

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,465†

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.99%†

12.	Type of Reporting Person CO

†  The beneficial ownership information provided in this Schedule 13G is based on the Reporting Person’s beneficial ownership of the Issuer as of December 31, 2006.  As of the date of this filing, the Reporting Person has sold shares of the Issuer such that it no longer beneficially owns more than five percent (5%) of the Issuer’s Common Stock.

Item 1(a).	Name of Issuer:

Iomai Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20 Firstfield Road, Suite 250
Gaithersburg, MD 20878

Item 2(a).	Name of Person Filing:

MedImmune, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

One MedImmune Way
Gaithersburg, MD 20878

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number

46202P 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8)

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J):

Item 4(a).	Amount Beneficially Owned:

1,013,465 shares†

Item 4(b).	Percent of Class:

5.99%†

Item 4(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

1,013,465†

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

1,013,465†

(iv) shared power to dispose or to direct the disposition of

0

Item 5.

Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.†

†The beneficial ownership information provided in this Schedule 13G is based on the Reporting Person’s beneficial ownership of the Issuer as of December 31, 2006. As of the date of this filing, the Reporting Person has sold shares of the Issuer such that it no longer beneficially owns more than five percent (5%) of the Issuer’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007	By:	/s/ Atul Saran
	Name:	Atul Saran
	Title:	Assistant Secretary